Exhibit 99.1

Obsidian Energy Announces Second Quarter 2024 Results

•
Grew year-over-year average daily production by 15 percent to 35,773 boe/d
•
Increased funds flow from operations by 41 percent on a per share basis to $115.2 million
($1.51 per share)
•
Completed first half capital program with 34 (33.4 net) operated wells rig released and 33 (32.4 net) wells brought on production
•
Completed the Peace River Clearwater acquisition, expanding our land base to 680 net sections with the addition of 148 net sections and production of 1,700 boe/d

CALGARY, August 1, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report strong operating and financial results for the second quarter of 2024.

Three months ended June 30			Six months ended June 30
2024		2023	2024	2023
FINANCIAL[1] (millions, except per share amounts)
Cash flow from operating activities	77.9	67.1	136.6	139.7
Basic per share ($/share)[2]	1.02	0.82	1.78	1.71
Diluted per share ($/share)[2]	0.98	0.79	1.71	1.65
Funds flow from operations[3]	115.2	87.4	199.6	181.7
Basic per share ($/share)[4]	1.51	1.07	2.60	2.22
Diluted per share ($/share)[4]	1.44	1.03	2.50	2.14
Net income	37.1	18.4	49.0	48.9
Basic per share ($/share)	0.48	0.22	0.64	0.60
Diluted per share ($/share)	0.46	0.22	0.61	0.58
Capital expenditures	59.2	39.5	173.5	146.6
Property acquisitions, net	84.9	0.1	84.9	0.1
Decommissioning expenditures	4.0	4.9	14.1	13.6
Long-term debt	376.9	275.2	376.9	275.2
Net debt[3]	432.5	324.3	432.5	324.3

OPERATIONS
Daily Production
Light oil (bbl/d)	13,782	12,512	13,430	12,660
Heavy oil (bbl/d)	7,026	5,356	6,887	5,797
NGL (bbl/d)	3,193	2,432	2,989	2,554
Natural gas (mmcf/d)	71	64	70	66
Total production[5] (boe/d)	35,773	31,042	35,006	32,092
Average sales price[2,6]
Light oil ($/bbl)	107.61	96.92	101.38	99.23
Heavy oil ($/bbl)	79.73	61.63	70.26	52.71
NGLs ($/bbl)	48.92	50.45	49.62	55.10
Natural gas ($/mcf)	1.33	2.56	1.85	3.33

Netback ($/boe)
Sales price	64.11	58.97	60.67	59.95
Risk management gain	1.20	1.94	1.22	1.40
Net sales price	65.31	60.91	61.89	61.35
Royalties	(8.34)	(7.30)	(7.71)	(7.87)
Net operating costs[4]	(13.83)	(15.06)	(13.87)	(14.81)
Transportation	(4.15)	(3.28)	(4.05)	(3.27)
Netback[4] ($/boe)	38.99	35.27	36.26	35.40
(1)
We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations (“FFO”), net debt, netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. Readers should not consider non-GAAP and other financial measures to be more meaningful than GAAP measures, which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(5)
Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
(6)
Before realized risk management gains/(losses).

Detailed information can be found in Obsidian Energy's interim consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the three and six-month periods ended June 30, 2024 on our website at www.obsidianenergy.com, which will also be filed on SEDAR+ and EDGAR in due course.

SECOND quarter 2024 overview

Our second quarter was highlighted by the highest average quarterly production level since 2016 of over 35,000 boe/d, driven by the successful closing of our Peace River Clearwater acquisition and an active development program. Obsidian Energy completed our first half drilling program with 34 (33.4 net) operated wells rig released (including five oil sands exploration wells) and 33 (32.4 net) wells brought on production. Second quarter 2024 production increased by 15 percent to 35,773 boe/d from 31,042 boe/d in the second quarter of 2023, despite a temporary second quarter production impact of approximately 1,550 boe/d due to blockades in the Peace River area.

The combination of increased average production volumes and higher oil prices resulted in FFO of $115.2 million ($1.51 per share basic) in the second quarter of 2024, a 32 percent increase (41 percent on a per share basis) compared to $87.4 million ($1.07 per share basic) in 2023. This was partially offset by the impact of higher royalties, additional transportation costs with our Peace River growth and an approximate $5 million ($0.07 per share basic) impact from the temporarily blockaded production. Obsidian Energy also remained active during the second quarter with the normal course issuer bid (“NCIB”) for our share buyback program, resulting in the re-purchase and cancellation of 0.8 million shares for $8.7 million ($10.80 per share). In total, the Company has re-purchased and cancelled a total of 6.9 million common shares for total consideration of $66.6 million from the inception of the NCIB in 2023 to the end of the second quarter of 2024.

“The results of our first half 2024 capital program have generated strong initial momentum towards the execution of our three-year growth plan,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “At Peace River, the successful completion of our development and exploration/appraisal program combined with our recent acquisition has further expanded our growth opportunities in both the Clearwater and Bluesky formation, providing additional future flexibility that will be reflected in our 2025 budget and beyond. Meanwhile, our light oil assets continued to deliver stable volumes and cash flow for the Company. During the second half of the year, we are planning a capital program with 38 (37.2 net) wells weighted towards further developing our Bluesky and Clearwater fields at Peace River. We intend to use free cash flow generated during the second half for debt repayment and further share purchases under the NCIB.”

2024 SECOND Quarter Corporate Highlights

•
Solid Funds Flow – The Company generated FFO of $115.2 million ($1.51 per share basic) compared to $87.4 million ($1.07 per share basic) in the second quarter of 2023. Increased production volumes combined with higher oil prices drove the 32 percent increase, partially offset by higher royalties associated with higher oil prices and additional transportation costs as we continue to expand development in our Peace River area. In addition, temporary blockades impacted our Peace River operations in the second quarter, resulting in a production decrease of approximately 1,550 boe/d for the quarter and a corresponding FFO reduction of approximately $5.0 million ($0.07 per share basic).
•
Capital Development Growth – Second quarter 2024 capital expenditures were $59.2 million (2023 – $39.5 million), while decommissioning expenditures totaled $4.0 million (2023 – $4.9 million). Capital expenditures focused on the completion and tie-in of new wells and drilling additional wells at our Dawson Clearwater development field.
•
Completed Peace River Clearwater Acquisition (the “Acquisition”) – We added new Clearwater production, reserves and land in the Peace River area through the Acquisition for total consideration of $80.5 million, including closing adjustments. The cash consideration for the Acquisition was funded from our syndicated bank facility and a $50 million term loan (the “Term Loan”), which matures in June 2025.
•
Decreased Net Operating Costs – Net operating costs were lower at $13.83 per boe in the second quarter of 2024 compared to $15.06 per boe in 2023 due to our larger production base, our continued focus on controlling costs and lower power costs.
•
Lower G&A Costs – General and administrative (“G&A”) costs decreased to $1.49 per boe in the second quarter of 2024 compared to $1.85 per boe in 2023. The impact of higher production levels offset the Company’s increased staffing levels, undertaken to support our three-year corporate growth plan.
•
Increase to Net Debt – Net debt levels increased to $432.5 million at June 30, 2024, compared to $330.2 million at December 31, 2023, mainly due to the funding of our Acquisition through our Term Loan and syndicated credit facility. Net debt to second quarter 2024 FFO (annualized) was 0.9 times; with expected continued production growth resulting in higher FFO (at consistent commodity prices), we expect this ratio to decrease during the second half of 2024.
•
Increased Credit Facility Borrowing Base – We completed our semi-annual borrowing base redetermination of our credit facility in May, increasing the aggregate amount available under the syndicated credit facility by $20.0 million to $260.0 million and extending the revolving period and maturity dates to May 31, 2025, and May 31, 2026, respectively.
•
Active Share Buyback Program – In the second quarter of 2024, a total of 0.8 million shares were repurchased and cancelled under the Company’s NCIB for $8.7 million ($10.80 per share).
o
In July 2024, we repurchased and cancelled an additional 0.25 million common shares at an average price of $10.01 per share for total consideration of approximately $2.5 million.
•
Net Income – Net income for the second quarter of 2024 was $37.1 million ($0.48 per share basic) as a result of the Company's higher revenues due to increased production and higher oil prices.

2024 SECOND QUARTER CAPITAL program & HIGHLIGHTS

The Company had an active finish to our 2024 first half capital program with an accelerated second quarter pace of development at both our Peace River Bluesky and Clearwater development fields and the completion and tie-in of new wells. Capital program highlights for the second quarter of 2024 were as follows:

•
Completed First Half Development Program – We rig released all wells in our first half 2024 capital program, yielding results generally above our expectations with robust production additions from new development in our Peace River (Bluesky and Clearwater formations) and Willesden Green/Pembina (Cardium) areas. Most of the first half operated wells were brought on production by the end of the quarter with the remaining three (3.0 net) operated wells brought onstream in July.
o
With favourable conditions, Obsidian Energy accelerated development of both the Walrus (Bluesky formation) and Dawson (Clearwater formation) fields in Peace River in the second quarter.
•
Achieved Encouraging Initial Well Results – As new wells from our first half program continued to be placed onstream in the second quarter of 2024, we realized continued strong initial production (“IP”) rates, including:
o
Peace River (Clearwater): The Clearwater Dawson field continues to provide robust production results above our expectations:
▪
The Dawson 5-27 Pad (two wells) produced at a gross average 30-day IP rate of 293 boe/d (100 percent oil) per well.
▪
The three well (3.0 net) Dawson 13-13 Pad was placed on production in July with encouraging early indications: gross average 15-day IP rates were 336 boe/d (100 percent oil) per well as they continue to clean up.
o
Peace River (Bluesky):
▪
The six well (6.0 net) Walrus 15-19 Pad had a gross average 30-day IP rate of 144 boe/d (100 percent oil) per well after being placed back on production after the removal of the blockade at the site.
o
Willesden Green:
▪
The two-well (2.0 net) Faraway 8-34 Pad produced at an average 30-day IP rate of 122 boe/d (95 percent light oil) per well. These wells continue to improve with an average 60-day IP of 149 boe/d (94 percent light oil) per well, and a pad rate of 540 boe/d (83 percent light oil) as of July 30.
▪
The Crimson 8-09 Pad (1.0 net) well was placed onstream at the end of the second quarter and is in the process of cleaning up.
•
Expanded Peace River Land, Production and Reserves – The Acquisition provided approximately 1,700 boe/d (100 percent oil) of Clearwater production and 148 net sections of land in the Peace River area, of which the Peavine acreage is on trend with our successful Clearwater Dawson development. The Acquisition provides us with further optionality within our 2024-2026 three-year corporate growth plan and beyond.
•
Completed Turnaround Activities – We completed all planned second quarter facility turnaround maintenance programs and commenced preparation for our 6-28 gas plant turnaround in our Pembina (Cardium) area in September 2024.

2024 WELLS RIG RELEASED AND ON PRODUCTION

In the first half of 2024, 34 (33.4 net) operated wells were rig released (including five oilsands exploration wells) and 33 (32.4 net) wells were brought on production. The breakdown of our first half 2024 wells as well as our planned wells to be rig released in the second half of 2024 are as follows:

	H1 Gross (Net) Wells		Forecasted Rig Released Gross (Net) Wells
	Rig Released	On Production	H2	2024
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	8 (8.0)	9 (9.0)	18 (18.0)	26 (26.0)
Peace River (Clearwater)	7 (7.0)	4 (4.0)	7 (7.0)	14 (14.0)
Light Oil Assets
Willesden Green (Cardium/Mannville)	8 (7.7)	11 (10.7)	4 (3.3)	12 (11.0)
Pembina (Cardium)	4 (3.7)	7 (6.7)	7 (6.9)	11 (10.6)
	27 (26.4)	31 (30.4)[1]	36 (35.2)	63 (61.6)
EXPLORATION/APPRAISAL WELLS
Peace River (Bluesky)	-	-	-	-
Peace River (Clearwater)	2 (2.0)	2 (2.0)	2 (2.0)	4 (4.0)
Peace River (OSE)	5 (5.0)	-	-	5 (5.0)
	7 (7.0)	2 (2.0)	2 (2.0)	9 (9.0)

TOTAL OPERATED WELLS[2]	34 (33.4)	33 (32.4)[1]	38 (37.2)	72 (70.6)

(1) Seven (7.0 net) wells rig released in 2023 came on production in the first quarter of 2024; they are included in the total. (2) Excluding injection or disposal wells.

Obsidian Energy also participated in 18 non-operated (6.3 net) wells during the first half of 2024, two (0.9 net) of which were water injector wells. At present, Obsidian Energy has four drilling rigs operating in our Peace River and Willesden Green/Pembina (Cardium) areas as we proceed with the execution of our second half 2024 capital program.

HEDGING UPDATE

Our hedging strategy focused on our natural gas position given our concerns regarding natural gas storage levels, leading to a realized gain of $8.2 million in the first six months of 2024 related to these contracts. The Company entered into additional oil contracts for the third quarter of 2024 with the following contracts currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WTI Swap	July 2024	7,500	$111.32
WTI Collars	July 2024	6,000	$109.75 - $114.73
WTI Swap	August 2024	2,750	$111.28

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	July – October 2024	43,365	63%	$2.52
AECO Swap	November 2024 – March 2025	14,929	22%	$3.74
AECO Collars	November 2024 – March 2025	4,976	7%	$3.43 - $4.11
(1)
Based on 2024E natural gas production of 68.4 mmcf/d.

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	July - December 2024	144 MWh/d	$92.83

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation in due course on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company's interim consolidated financial statements and MD&A as at and for three and six months ended June 30, 2024, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at

www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and six months ended June 30, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Financial Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for three and six months ended June 30, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and six months ended June 30, 2024, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended June 30		Six months ended June 30
(millions)	2024	2023	2024	2023
Cash flow from operating activities	$77.9	$67.1	$136.6	$139.7
Change in non-cash working capital	29.7	13.7	43.1	20.3
Decommissioning expenditures	4.0	4.9	14.1	13.6
Onerous office lease settlements	2.2	2.2	4.5	4.5
Settlement of restricted share units	-	-	-	4.6
Deferred financing costs	(0.6)	(0.6)	(1.2)	(1.1)
Transaction costs	1.4	-	1.4	-
Other expenses[1]	0.6	0.1	1.1	0.1
Funds flow from operations	115.2	87.4	199.6	181.7
Capital expenditures	(59.2)	(39.5)	(173.5)	(146.6)
Decommissioning expenditures	(4.0)	(4.9)	(14.1)	(13.6)
Free cash flow	$52.0	$43.0	$12.0	$21.5
(1)
Excludes the non-cash portion of restructuring and other expenses.

Netback to Sales Price

	Three months ended June 30		Six months ended June 30
(millions)	2024	2023	2024	2023
Sales price	$208.7	$166.6	$386.5	$348.3
Risk management gain (loss)	4.0	5.5	7.8	8.1
Net sales price	212.7	172.1	394.3	356.4
Royalties	(27.1)	(20.6)	(49.1)	(45.7)
Net operating costs	(45.1)	(42.5)	(88.3)	(86.0)
Transportation	(13.5)	(9.3)	(25.8)	(19.0)
Netback	$127.0	$99.7	$231.1	$205.7

Net Operating Costs to Operating Costs

	Three months ended June 30		Six months ended June 30
(millions)	2024	2023	2024	2023
Operating costs	$49.1	$47.4	$98.4	$96.4
Less processing fees	(2.9)	(3.7)	(6.8)	(7.3)
Less road use recoveries	(1.7)	(1.2)	(3.8)	(3.1)
Realized power risk management loss	0.6	-	0.5	-
Net operating costs	$45.1	$42.5	$88.3	$86.0

Net Debt to Long-Term Debt

	As at
	June 30
(millions)	2024	2023
Long-term debt
Syndicated credit facility	$217.5	$158.0
Senior unsecured notes	114.2	124.0
Term loan	50.0	-
Unamortized discount of senior unsecured notes	(1.4)	(2.1)
Deferred financing costs	(3.4)	(4.7)
Total	376.9	275.2

Working capital deficiency
Cash	(0.3)	(0.1)
Accounts receivable	(89.0)	(69.6)
Prepaid expenses and other	(19.7)	(17.2)
Accounts payable and accrued liabilities	164.6	136.0
Total	55.6	49.1

Net debt	$432.5	$324.3

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course; our expected growth opportunities in the Clearwater and Bluesky formation, which provides additional future flexibility that will be reflected in our 2025 budget and beyond; our expected second half capital program and intended use of cash flow generated for debt repayment and NCIB purchases; our expectations for net debt levels to FFO ratios; the optionality our Acquisition provides us in the future; on production expectations for certain pads; our expectations for our three year growth plan and beyond; our expectations for turnarounds and timing for drilling, rig releases, and on-production and onstream dates; our development locations; our hedges; expectations for the corporate presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders including our ability to return capital to shareholders and/or further reduce debt levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our term loan and senior unsecured notes on maturity or pursuant to the terms of the underlying agreements; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our Growth Plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholder and/or reduce our debt levels to the extent anticipated or at all); the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events (such as the COVID-19 pandemic), and the responses of governments and the public to any pandemic, including the risk of energy demand destruction; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our term loan and/or senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our term loan and/or senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities, term loan and/or senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the repurchase offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding, drought (which could limit our access to the water we require for our operations or extreme warm weather in the spring or summer); the inability to access our properties due to blockades or other activism; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to a regional and/or global pandemic and/or the influence of public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com